Susan W. Murley +1 617 526 6832 (t) +1 617 526 5000 (f) susan.murley@wilmerhale.com

December 9, 2009

By EDGAR Submission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3720
Washington, DC 20549

Attention:  John Krug, Esq.

Re:	Idenix Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
DEF 14A Filed April 28, 2009
File No. 000-49839

Ladies and Gentlemen:

This letter relates to the letter (the “Letter”) to our client, Idenix Pharmaceuticals, Inc. (the “Company”), received on December 2, 2009, from Mr. Jeffrey Riedler, Assistant Director, on behalf of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission.

In the letter, Mr. Riedler requests that the Company submit to the Staff draft disclosure for the Company’s 2010 proxy statement regarding:

•	A general description of what is included in the Company’s discovery program;
•	A more detailed specific description of each of the discovery program’s performance objectives;
•	Confirmation that the Company will discuss the achievement of the objectives; and
•	A discussion of how the level of achievement will affect the actual bonuses to be paid.

As discussed by telephone with John Krug of the Staff, and in light of the fact that the Company is a fiscal year end company, is focusing on year end related matters and has not begun the proxy statement draft, we are requesting, on behalf of the Company, that the date by which the Company must respond to the Letter be extended to Friday, January 15, 2010.

U.S. Securities and Exchange Commission
December 9, 2009

If you require additional information or wish to discuss the timing of the Company’s response, please do not hesitate to contact me at 617-526-6832.

Very truly yours,

/s/ Susan W. Murley
Susan W. Murley

cc:           John F. Weidenbruch, Esq., Idenix Pharmaceuticals, Inc.